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SHAREHOLDER MEETING (Unaudited)

On May 3, 1995, an annual shareholder meeting was held at which the five
Trustees identified below were elected and the selection of KPMG Peat Marwick
LLP as the independent certified public accountants and auditors of the Trust for the fiscal year beginning November 1, 1994 was ratified (Proposal No. 1).
In addition, the terms of office of the following Trustees continued after the meeting: Messrs. Leon Levy, Leo Cherne, Clayton K. Yeutter, Sidney M. Robbins, Donald W. Spiro and Ms. Elizabeth B. Moynihan and Pauline Trigere. The
following is a report of the votes cast:
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
Nominee/Proposal          For              Against       Withheld/Abstain    Total
----------------          ---              -------       ----------------    -----

TRUSTEE
Robert G. Galli .......  5,020,516.0729    44,150.1423   42,944              5,107,610.2152
Benjamin Lipstein .....  5,019,276.0729    44,150.1423   44,184              5,107,610.2152
Kenneth A. Randall ....  5,019,516.0729    44,150.1423   43,944              5,107,610.2152
Edward V. Regan .......  5,019,516.0729    44,150.1423   43,944              5,107,610.2152
Russell S. Reynolds, Jr. 5,019,276.0729    44,150.1423   44,184              5,107,610.2152


Proposal No. 1 ........  4,991,934.9931    91,545.8848   24,879.3373         5,108,360.2152

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